September 3, 2019

VIA EDGAR AND HAND DELIVERY

Katherine Bagley Staff Attorney Division of Corporation Finance Office of Consumer Products U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 19, 2019

File No. 333-232172

Dear Ms. Bagley:

On behalf of LMP Automotive Holdings, Inc. (the “Company”), we are transmitting the following responses to the letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 28, 2019, containing the Staff’s comments regarding Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on August 19, 2019. Simultaneous herewith, the Company is filing an Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which incorporates revisions to address the Staff’s comments and to update other disclosures. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 3 marked to indicate changes from the original filing. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. The page references in our responses are to the pages in the filed version of Amendment No. 3.

Risk Factors

Risks Related to Our Business

“Certain payments made by the Company in 2018 could be construed . . .”, page 22

1. We note your response to comment 1. In order to give investors context as to the extent of the risk that certain historical payments you made have an adverse effect upon you, please amend your risk factor disclosure to contain the substance of your response, in particular the magnitude of your potential liability.

RESPONSE: The Company has amended the Registration Statement on page 22 accordingly.

Ms. Bagley

September 3, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

2.	Please amend your filing the include a comparison of the year ended December 31, 2018 to the year ended December 31, 2017, as you provided in your initial filing. See Instruction 1 to Item 303(a) of
Regulation S-K.

RESPONSE: The Company has revised the Registration Statement in Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose a comparison of the year ended December 31, 2018 to the year ended December 31, 2017, pursuant to Item 303(a) of Regulation S-K.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 212-326-0820 or ali.panjwani@pryorcashman.com.

Very truly yours,

/s/ M. Ali Panjwani, Esq.

M. Ali Panjwani, Esq.
Pryor Cashman LLP

Enclosure

cc:

Robert Babula

James Allegretto

Mara Ransom

Division of Corporation Finance, SEC

Samer Tawfik

LMP Automotive Holdings, Inc.

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

McGuireWoods LLP